Exhibit 77(k)(f)

May 30, 2001

Securities and Exchange Commission
Washington, DC  20549
Ladies and Gentlemen:

We were previously principal accountants for the Pilgrim High Yield Fund (the "Fund") and, under the date of August 4, 2000, we reported on the statement of assets and liabilities, including the portfolio of investments, of the Fund as of June 30, 2000 and the related statement of operations for the year then ended, the statement of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the five-year period then ended. On February 26, 2001, our appointment as principal accountants was terminated. We have read the Fund's statements included under Item 77k of its Form N-SAR dated May 31, 2001, and we agree with such statements.

                                Very truly yours,

                                /s/ KPMG LLP